UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2009

AMERICAN GOLDRUSH CORPORATION
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(Registrant’s Name)

11215 Jasper Avenue, Suite 505
Edmonton, Alberta  T5K 0L5
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Name Change

On September 2, 2009, American Goldrush Corporation, a Canadian corporation (the “Corporation”), filed Articles of Amendment with Corporations Canada, changing its name from American Goldrush Corporation, to Rush Metals Corp.  The name change was approved at the Annual General Meeting of the Corporation’s shareholders.

On August 20, 2009 (the “Record Date), there were 41,613,920 shares of the Corporation’s common stock issued and outstanding.  35,519,880 shares of the Corporation’s common stock were represented at the Meeting in person or by proxy, which shares constituted 85.4 % of the issued and outstanding shares of common stock as of the Record Date, and therefore a quorum was present.

At the Meeting, the following proposal was presented to the shareholders: To grant authority to the Board of Directors of the Corporation to amend the Corporation’s Articles in connection with a name change of the Corporation to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.  100% of the shares represented at the Meeting granted the Board of Directors the authority to change the name of the Corporation. Accordingly the proposal was approved.

The Board of Directors voted to change the name of the Corporation to Rush Metals Corp.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RUSH METALS CORP.

By: /s/ Paul Noland
Name:                      Paul Noland
Title:           President and Chief Executive Officer

Date:    September 4, 2009